Exhibit (11)

March 2, 2017

Putnam High Yield Advantage Fund
One Post Office Square
Boston, Massachusetts 02109

Ladies and Gentlemen:

We have acted as counsel to Putnam High Yield Advantage Fund (“High Yield Advantage Fund”) in connection with the Registration Statement of High Yield Advantage Fund on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended, relating to the proposed combination of High Yield Advantage Fund with Putnam High Yield Trust (“High Yield Trust”) and the issuance of shares of High Yield Advantage Fund in connection therewith (the “Shares”), all in accordance with the terms of the Agreement and Plan of Reorganization (the “Agreement”) between High Yield Advantage Fund and High Yield Trust.

We have examined High Yield Advantage Fund’s Amended and Restated Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”) on file in the office of the Secretary of The Commonwealth of Massachusetts, as well as High Yield Advantage Fund’s Amended and Restated Bylaws and are familiar with the actions taken by the Trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1. High Yield Advantage Fund is a duly established and validly existing unincorporated voluntary association with transferable shares of beneficial interest under the laws of The Commonwealth of Massachusetts and is authorized to issue an unlimited number of its shares of beneficial interest.

2. The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid, and nonassessable by High Yield Advantage Fund.

The foregoing opinions are limited to matters arising under the laws of The Commonwealth of Massachusetts.

High Yield Advantage Fund is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for High Yield Advantage Fund’s obligations. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of High Yield Advantage Fund and requires that notice of such disclaimer be given in each note, bond, contract, instrument, certificate, or undertaking entered into or executed by High Yield

Advantage Fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of High Yield Advantage Fund for all loss and expense of any shareholder held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which High Yield Advantage Fund itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Ropes & Gray LLP in the statement of additional information constituting a part thereof.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP